                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   -----------


                                    FORM 11-K

(Mark One):

[ X ] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED].
For the fiscal year ended December 31, 1999

OR

[   ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934 [NO FEE REQUIRED]
For the transition period from __________ to __________

COMMISSION FILE NUMBER 1-6780

                      RAYONIER INVESTMENT AND SAVINGS PLAN
                             FOR SALARIED EMPLOYEES
                            (Full title of the Plan)

                                  RAYONIER INC.
                              50 North Laura Street
                           Jacksonville, Florida 32202
    (Name and address of Issuer of the securities held pursuant to the Plan)

                         RAYONIER INVESTMENT AND SAVINGS
                           PLAN FOR SALARIED EMPLOYEES

                                 PLAN NUMBER 100
                    EMPLOYER IDENTIFICATION NUMBER 13-2607329

                           DECEMBER 31, 1999 AND 1998

                         RAYONIER INVESTMENT AND SAVINGS
                           PLAN FOR SALARIED EMPLOYEES

                          INDEX TO FINANCIAL STATEMENTS

                           DECEMBER 31, 1999 AND 1998

                                                                                                 PAGE
                                                                                                 ----
Report of Independent Certified Public Accountants                                                1

Statements of Net Assets Available for Benefits
      as of December 31, 1999 and 1998                                                            2

Statement of Changes in Net Assets Available for Benefits
     for the Year Ended December 31, 1999                                                         3

Notes to Financial Statements                                                                     4-10

Schedules:
     Schedule H, Line 4i: Schedule of Assets Held for Investment Purposes as
     of December 31, 1999                                                                         11

     Schedule H, Line 4j: Schedule of Reportable Transactions for the Year
     Ended December 31, 1999                                                                      12

Consent of Independent Certified Public Accountants                                               13

Signatures                                                                                        14

              REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

To the Plan Administrator of the Rayonier Investment and Savings Plan for Salaried Employees:

We have audited the accompanying statements of net assets available for benefits of the Rayonier Investment and Savings Plan for Salaried Employees (the Plan) as of December 31, 1999 and 1998, and the related statement of changes in net assets available for benefits for the year ended December 31, 1999. These financial statements and the schedules referred to below are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements and schedules based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1999 and 1998, and the changes in net assets available for benefits for the year ended December 31, 1999, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of Assets Held for Investment Purposes and Reportable Transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

                                                             ARTHUR ANDERSEN LLP

Jacksonville, Florida
June 26, 2000

          RAYONIER INVESTMENT AND SAVINGS PLAN FOR SALARIED EMPLOYEES
                 STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS


                                               DECEMBER 31, 1999                                 DECEMBER 31, 1998
                                   -------------------------------------------      ------------------------------------------------
                                    PARTICIPANT    NON-PARTICIPANT                   PARTICIPANT      NON-PARTICIPANT
                                     DIRECTED         DIRECTED        TOTAL           DIRECTED           DIRECTED          TOTAL
                                   -------------   ---------------  ----------      -------------     ---------------   ------------
ASSETS
Receivables:
    Accrued income                 $     115,929   $           373  $   116,302     $      91,724     $           282   $     92,006
    Employee contributions                   -                 -            -                 -                14,663         14,663
    Member contributions                   4,098               -          4,098            32,708                 -           32,708
                                   -------------   ---------------  -----------     -------------     ---------------   ------------
        Total receivables                120,027               373      120,400           124,432              14,945        139,377
Investments, at fair value            69,297,993        29,855,544   99,153,537        63,690,817          28,287,454     91,978,271
                                   -------------   ---------------  -----------     -------------     ---------------   ------------
        Total assets                  69,418,020        29,855,917   99,273,937        63,815,249          28,302,399     92,117,648
                                   -------------   ---------------  -----------     -------------     ---------------   ------------
LIABILITIES
Accounts payable                          30,404            69,403       99,807            24,471              11,758         36,229
Payable to Rayonier                       21,482            45,703       67,185               -                   -             -
                                   -------------   ---------------  -----------     -------------     ---------------   ------------
        Total liabilities                 51,886           115,106      166,992            24,471              11,758         36,229
                                   -------------   ---------------  -----------     -------------     ---------------   ------------
Net assets available for benefits  $  69,366,134   $    29,740,811  $99,106,945     $  63,790,778     $    28,290,641   $ 92,081,419
                                   =============   ===============  ===========     =============     ===============  =============


    The accompanying notes are an integral part of these financial statements.

          RAYONIER INVESTMENT AND SAVINGS PLAN FOR SALARIED EMPLOYEES
           STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                      FOR THE YEAR ENDED DECEMBER 31, 1999

                                                             PARTICIPANT     NON-PARTICIPANT
                                                              DIRECTED          DIRECTED            TOTAL
                                                           --------------    ---------------   --------------
ADDITIONS

Additions to net assets attributed to:
   Investment income:
      Net appreciation in fair value of investments         $  6,848,039      $  1,499,811      $  8,347,850
      Dividends                                                  333,117           793,421         1,126,538
      Interest                                                 1,132,438             4,328         1,136,766
                                                           --------------    ---------------   --------------
                                                               8,313,594         2,297,560        10,611,154
                                                           --------------    ---------------   --------------
   Contributions:
      Employer                                                    11,558         1,605,905         1,617,463
      Members'                                                 4,126,724               -           4,126,724
                                                           --------------    ---------------   --------------
                                                               4,138,282         1,605,905         5,744,187
                                                           --------------    ---------------   --------------
Total additions                                               12,451,876         3,903,465        16,355,341
                                                           --------------    ---------------   --------------

DEDUCTIONS

Deductions from net assets attributed to:

      Distributions to members                                 7,389,510         1,736,963         9,126,473
      Administrative expenses                                    143,272            60,070           203,342
                                                           --------------    ---------------   --------------

Total deductions                                               7,532,782         1,797,033         9,329,815
                                                           --------------    ---------------   --------------

Net increase prior to transfers                                4,919,094         2,106,432         7,025,526

Member directed transfers                                        656,262          (656,262)              -
                                                           --------------    ---------------   --------------

Net increase                                                   5,575,356         1,450,170         7,025,526

Net assets available for plan benefits:
   Beginning of period                                        63,790,778        28,290,641        92,081,419
                                                           --------------    ---------------   --------------
   End of period                                            $ 69,366,134      $ 29,740,811      $ 99,106,945
                                                           ==============    ===============   ==============


    The accompanying notes are an integral part of this financial statement.

                         RAYONIER INVESTMENT AND SAVINGS
                           PLAN FOR SALARIED EMPLOYEES

                          NOTES TO FINANCIAL STATEMENTS

1.       DESCRIPTION OF THE PLAN

         The following brief description of the Rayonier Investment and Savings Plan for Salaried Employees (the Plan) is provided for general information purposes only. Members should refer to the Plan document for a more complete description of the Plan's provisions.

         (a)      General

         The Plan is a defined contribution plan covering all eligible full-time salaried employees of Rayonier Inc. (the Company) upon the first day of any month following the employee's date of hire. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

         (b)      Contributions

         1. Participant Directed - Each year, members may elect to contribute up to 16 percent of the Member's Salary, as defined, to the Plan. Contributions may be made on a before-tax basis, an after-tax basis or a combination thereof.

         2. Non-participant Directed - The Company makes a matching contribution of 60 percent of the first 6 percent of each Member's Salary that is contributed to the Plan. Additionally, the Company contributes one-half of 1 percent of each Member's Salary to the Members Retirement Account (Retirement Contributions).

         Matching Company contributions and Retirement Contributions are invested entirely in Fund A (discussed below), until a member who has attained age 55 elects to have all or part of the Company contributions transferred to or invested in a Fund investing in fixed income investments (Fund C), discussed below. Member before-tax contributions were limited by the Internal Revenue Service to $10,000 per year during both 1999 and 1998.

         (c)      Member Accounts

         Each member's account is credited with the member's contribution and the related Company contribution. Plan earnings and administrative expenses are allocated to member accounts based upon account balances. Forfeited balances of terminated members' nonvested accounts are used to reduce future Company contributions. The benefit to which a member is entitled is the benefit that can be provided from the member's vested account.

         (d)      Vesting

         Members are immediately vested in their contributions plus actual earnings thereon. Vesting in the member's Company contribution account plus actual earnings thereon is based on years of service. A member vests 20 percent after each year of service, with full vesting after five years of service.

         (e)      Investment Options

         Contributions to the Plan are invested in the following funds:

         FUND A (RAYONIER COMMON SHARES FUND)
         Funds are invested primarily in Rayonier Inc. common stock.

         FUND B (BT PYRAMID EQUITY INDEX FUND)
         Funds are invested in a commingled fund comprised of a portfolio of common stocks, all of which are included in the Standard and Poor's 500 Composite Stock Index (S&P 500), with the objective of providing investment results which will approximate the performance of the S&P 500.

         FUND C (BT PYRAMID OPEN END GIC FUND)
         Funds are invested in a commingled fund comprised of a diversified portfolio of guaranteed investment contracts (GICs) issued by banks, insurance companies and other financial institutions with the objective of providing a stable rate of return consistent with the preservation of principal.

         FUND D (BT PYRAMID BALANCED FUND)
         Funds are invested with the objective of matching the performance of the S&P 500 and the Lehman Aggregate Bond Index.

         Upon enrollment in the Plan, a member may direct contributions in five percent increments to Fund A, Fund B, Fund C and Fund D. Members may change their investment options monthly.

         (f)      Member Loans

         Members may borrow from their fund accounts a minimum of $1,000. Loan amounts may not exceed the lesser of (a) 50 percent of the member's vested balance, or (b) $50,000 reduced by the member's highest outstanding loan balance, if any, during the prior one-year period. In no event may a member borrow from the member's Retirement Account. Loan transactions are treated as transfers between the investment funds and the loan fund. Loan terms range from one to five years or up to fifteen years for the purchase of a primary residence. The loans are secured by the balance in the member's account and bear interest at a rate commensurate with local prevailing rates as determined periodically by the Plan Committee. The loans bear fixed interest rates that ranged from 8.75 percent to 10.00 percent at December 31, 1999 and from 9.50 percent to 11.50 percent at December 31, 1998. Principal and interest are paid ratably through monthly payroll deductions.

         (g)      Payment of Benefits and Withdrawals

         Plan benefits are payable to participants at the time of termination or retirement (including early retirement), in the case of becoming permanently and totally disabled, or to their beneficiary in the event of death, based on the fully vested balance of their accounts. Alternatively, upon termination, a member whose vested account balance exceeds $5,000 may elect to defer distribution until March 31 in the year following the member's attainment of age 70-1/2. Provided the member's vested account balance exceeds $5,000, the member may elect to receive benefit payments in annual installments, generally over a period not to exceed twenty years.

Withdrawals may be made of any amount in the individual's after tax account in excess of a prescribed minimum. Distributions from before tax accounts are prohibited before attaining the age of 59-1/2 except in case of death, permanent and total disability or financial hardship. Existence of financial hardship will be determined based on Internal Revenue Service criteria.

         (h)      Forfeited Accounts

         Forfeited nonvested accounts are used to reduce future employer contributions. In 1999, employer contributions were reduced by $79,825 from forfeited nonvested accounts.

2.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

         (a)      Basis of Accounting

         The accompanying financial statements of the Plan are prepared under the accrual method of accounting.

         (b)      Use of Estimates

         The preparation of the financial statements requires the use of certain estimates in determining the reported amount of assets and liabilities at the date of the financial statements and the reported amount of contributions, earnings, distributions and expenses during the reporting period. Actual results could differ from those estimates.

         (c)      Investment Valuation and Income Recognition

         The Plan's investments are stated at fair value. Investment in Rayonier Inc. common stock is based upon the quoted market price. Member loans receivable are valued at cost which approximates fair value.

         Certain Plan investments are shares of commingled investment funds. The fair value of such shares is determined by the trustee (Note 3) based upon the current market values of the underlying assets of the trust. The Company has received a copy of the financial statements of each of the commingled investment funds. Statements of net assets as of December 31, 1999 for the BT Pyramid Directed Cash Fund, the BT Pyramid Equity Index Fund, the BT Pyramid Open End GIC Fund and the BT Pyramid Balanced Fund are filed directly with the Department of Labor.

         Purchases and sales of securities are recorded on a trade-date basis. The cost of securities sold is determined on the average cost basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

         (d)      Payment of Benefits

         Benefits are recorded when paid.

         (e)      Adoption of Statement of Position (SoP) 99-3

         The Plan adopted SoP 99-3, Accounting for and Reporting of Certain Defined Contribution Plan Investments and Other Disclosure Matters, for these Plan financial statements, which was effective for plan years ending after December 15, 1999. This SoP simplifies disclosures for certain investments of the Plan.

         (f)      Reclassifications

         Certain reclassifications of the prior year amounts have been made to conform with the current year presentation.

3.       INVESTMENTS

         The following presents both participant and non-participant directed investments of the Plan's net assets.

                                                               December 31,
                                                            1999          1998
                                                        -----------   -----------
Rayonier Inc. common stock (non-participant directed)   $29,536,929   $28,000,161
Rayonier Inc. common stock (participant directed)        13,688,265    12,405,388
BT Pyramid Equity Index Fund                             30,804,381    25,946,675
BT Pyramid Open End GIC Fund                             15,927,512    16,031,050
BT Pyramid Balanced Fund                                  7,251,273     7,509,777
BT Pyramid Directed Account Cash Fund (non-participant
   directed)                                                318,615       287,293
BT Pyramid Directed Account Cash Fund (participant
   directed)                                                147,159       128,500
BT Pyramid Discretionary Cash Fund                              -         119,000
Member loans receivable                                   1,479,403     1,550,427
                                                        -----------   -----------
                                                        $99,153,537   $91,978,271
                                                        ===========   ===========

4.       GUARANTEED INVESTMENT CONTRACTS

         Certain GICs held in the BT Pyramid Open End GIC Fund are synthetic; that is, the Fund owns certain fixed income marketable securities, and a third party provides a "wrapper" that guarantees a fixed rate of return and provides benefit responsiveness. The BT Pyramid Open End GIC Fund is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. The contracts are included in the financial statements at contract value. Contract value represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.

         There are no reserves against contract value for credit risk of the contract issuer or otherwise. The crediting interest rate may be fixed or variable, as specified under the terms of the agreement. The average yield and crediting interest rates were 6.26 percent for the year ended December 31, 1999.

5.       RELATED PARTY TRANSACTIONS

         Certain Plan investments are shares of commingled investment funds managed by Bankers Trust Company (Bankers Trust). Bankers Trust is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions. Fees paid to Bankers Trust for investment management services related to the Plan amounted to $95,956 in 1999. In addition, certain Plan investments are in Rayonier Inc. common stock. As Rayonier Inc. is the Plan Sponsor, these transactions qualify as party-in-interest transactions.

6.       PLAN TERMINATION

         Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, members will become 100 percent vested in their accounts.

7.       RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

         The following is a reconciliation of net assets available for plan benefits per the financial statements to the Form 5500:

                                                                               December 31,
                                                                         1999                 1998
                                                                 ------------------   ------------------
Net assets available for plan benefits per the
     financial statements                                        $       99,106,945   $       92,081,419
Amounts allocated to withdrawing members                                 (1,133,665)          (1,409,126)
                                                                 ------------------   ------------------
Net assets available for plan benefits per Form 5500             $       97,973,280   $       90,672,293
                                                                 ==================   ==================

         The following is a reconciliation of benefits paid to members according to the financial statements to Form 5500:

                                                                                Year ended
                                                                             December 31, 1999
                                                                             -----------------
   Benefits paid to members per the financial statements                    $       9,126,473
   Add:  Amounts allocated to withdrawing
      members - current year                                                        1,133,665
   Less: Amounts allocated to withdrawing
      members - prior year                                                         (1,409,126)
                                                                             -----------------
   Benefits paid to members per Form 5500                                   $       8,851,012
                                                                             =================

         Amounts allocated to withdrawing members are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31, 1999 but yet not paid as of that date.

8.       TAX STATUS

         The Internal Revenue Service has determined and informed the Plan Administrator by a letter dated December 27, 1995, that the Plan is designed in accordance with applicable sections of the Internal Revenue Code (IRC). The Plan has been amended since receiving the determination letter. However, the Plan Administrator and the Plan's tax counsel believe that the Plan is currently designed and is being operated in compliance with the applicable requirements of the IRC.

9.       ADMINISTRATIVE EXPENSES

         An annual charge to the Plan of up to 0.25 percent of the market value of the assets held by the Plan is charged to satisfy expenses incurred in conjunction with Plan administration, including, but not limited to, investment management, trustee, record-keeping and audit fees. The Company pays the balance of Plan expenses in excess of the maximum charge to the Plan.

                                                            SCHEDULE H, Line 4i

          RAYONIER INVESTMENT AND SAVINGS PLAN FOR SALARIED EMPLOYEES
      SCHEDULE H, LINE 4i: SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                            AS OF DECEMBER 31, 1999
                                PLAN NUMBER 100
                   EMPLOYER IDENTIFICATION NUMBER 13-2607329

                                                                                              CURRENT
 UNITS/SHARES                     DESCRIPTION                              COST                VALUE
--------------         ------------------------------------------     --------------       --------------
       465,774    *    BT Pyramid Directed Account Cash Fund          $      465,774       $      465,774
         8,718    *    BT Pyramid Equity Index Fund                       13,758,711           30,804,381
    15,927,512    *    BT Pyramid Open End GIC Fund                       15,927,512           15,927,512
        26,929    *    BT Pyramid Balanced Fund                            5,606,313            7,251,273
       894,700    *    Rayonier Inc. Common Stock                         32,282,320           43,225,194
     1,479,403    **   Member Loans receivable                             1,479,403            1,479,403
                                                                      --------------       --------------
                                                                      $   69,520,033       $   99,153,537
                                                                      ==============       ==============

*    Denotes Party-In-Interest transaction.

** The loans bear fixed interest rates that range from 8.75 percent to 10.00 percent.

                                                            SCHEDULE H, Line 4j

          RAYONIER INVESTMENT AND SAVINGS PLAN FOR SALARIED EMPLOYEES
            SCHEDULE H, LINE 4j: SCHEDULE OF REPORTABLE TRANSACTIONS
                      FOR THE YEAR ENDED DECEMBER 31, 1999
                                PLAN NUMBER 100
                   EMPLOYER IDENTIFICATION NUMBER 13-2607329


                                                                                                       CURRENT VALUE
                                                                                                        OF ASSET ON        NET
      IDENTITY OF                                            PURCHASE       SELLING     COST OF         TRANSACTION        GAIN
         PARTY              DESCRIPTION OF TRANSACTION        PRICE          PRICE       ASSET              DATE          (LOSS)
-----------------------    ----------------------------    -------------    -------  --------------  -----------------    ------
Series of Transactions:

Bankers Trust Company      Purchase of 110,760 shares of
                             Rayonier Inc. common stock     $ 4,783,243       $  -     $ 4,783,243      $ 4,783,243        $  -
                                                           =============    =======  ==============  =================    ======

CONSENT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS


As independent certified public accountants, we hereby consent to the incorporation of our report included in this Form 11-K, into Rayonier Inc.'s previously filed Registration Statement on Form S-8 (File No. 33-65291).

                                                             ARTHUR ANDERSEN LLP

Jacksonville, Florida
June 28, 2000

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the Investment and Savings Plan Committee for the Rayonier Investment and Savings Plan for Salaried Employees has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.


                                    Rayonier Investment and Savings Plan for Salaried Employees
                                    -----------------------------------------------------------
                                                               (Name of Plan)


Date    June 28, 2000                  By                      JOHN P. O'GRADY
      ----------------                    -----------------------------------------------------
                                                             John P. O'Grady
                                                             Plan Administrator